                                                                    EXHIBIT 99.1


NEWS RELEASE

BALLARD ANNOUNCES PLAN AND RESTRUCTURING TO EXTEND CASH TO 2007

DaimlerChrysler and Ford sign MOU to Fund US $97 Million for Development of Next Generation Fuel Cell Engine

FOR IMMEDIATE RELEASE - DECEMBER 9, 2002

Vancouver, Canada - Ballard Power Systems (TSX:BLD; NASDAQ:BLDP) today announced a five year plan that provides for a significant reduction in cash consumption, an organizational restructuring, a reduction of 400 employees, development funding for its next generation fuel cell engine and the further commitment of its automotive alliance partners.

As part of Ballard's plan to develop the next generation fuel cell engine, it has obtained DaimlerChrysler and Ford's preliminary agreement to provide combined funding of US $97 million, over the next five years. This is in addition to their support of Ballard's current development programs.

To support Ballard's commitment to sustainability, DaimlerChrysler and Ford have also agreed in principle to eliminate the existing requirement to link their follow-on equity investment of CDN $55 Million (US $35 Million) to a larger public equity offering, and to provide that funding on request from Ballard at any time after December 31, 2003. Implementing this agreement in principle will require a formal amendment to Ballard's alliance agreement with DaimlerChrysler and Ford.

As part of the reorganization, Ballard will combine three of its four divisions -- Transportation, Power Generation and Electric Drives & Power Conversion -- into a single, "functional" organization. This leaner, more efficient structure will enable Ballard to focus and accelerate the development of its core technologies and at the same time reduce administrative overhead expense. Ballard's Material Products Division will continue to operate as a stand-alone division. Ballard will continue to have operations in Burnaby, Canada; Dearborn, Michigan; Lowell, Massachusetts; and Nabern, Germany.

In implementing its plan, Ballard will decrease its workforce by approximately 250 employees, through normal attrition, transfers and layoffs. The transfers will be accomplished through the intended redeployment of approximately 100 employees from Ballard's Nabern, Germany operations to DaimlerChrysler to support its strong commitment to fuel cell and alternative powertrain development. Ballard, in cooperation with its Works Council and DaimlerChrysler, intends to effect these transfers over the next 3 to 9 months. The remaining reductions will affect all functional areas of Ballard's global operations except the Material Products Division.

Over the next 12 months, Ballard intends to reduce employment by an additional 150 positions. These reductions will result from the centralization of transportation system design in Germany, following the completion of the heavy-duty bus program in Vancouver, and the restructuring of Ballard's fuel processing business. The combined headcount reductions will decrease Ballard's employee base worldwide by about 400 employees to 1,000 employees, or approximately 28%.

These changes will result in a restructuring charge of approximately US $15 million, one-third of which will be non-cash. Approximately US $12 million of the restructuring charge will be recognized in the fourth quarter of 2002.

"Our strategy and five-year plan have been reformulated with an emphasis on sustainability, speed and execution," said Dennis Campbell, Ballard's President and Chief Operating Officer. "The revised plan provides Ballard with the financial resources into 2007 to advance our current and anticipated commercialization plans, along with a significant concentration on technology research and product development necessary to ensure our success. Ballard expects to achieve profitability by the end of the plan period."

Ballard's strategy is focused on the following key objectives:

o    delivering world leading fuel cell products to its customers

o    preserving and extending its cash reserves

o    strengthening and expanding its technical leadership

o    accelerating its product commercialization

o developing products with capabilities that conventional power generation devices cannot offer.

To accomplish this, Ballard will:

o simplify and streamline its organization to reduce costs and accelerate decision-making

o narrow the scope of its development activities -- do fewer things better and faster

o leverage relationships with suppliers for the development of non-core technologies

o develop derivative product lines to build a recurring revenue base and create distribution channels

o consolidate its technology development efforts to gain speed and efficiency.

"An overriding objective of our plan is to complete the transformation of Ballard from a technology focused research and development organization into a customer-focused production organization," said Dennis Campbell, Ballard's President and Chief Operating Officer. "To accomplish this we must develop and introduce commercial products that fulfill customer needs. The steps we are taking now will strengthen and extend our cash position, assist us in expanding our technology leadership, and provide the "staying power" to execute our new product development and introduction plans. Despite the always difficult decisions to reduce employment, we are committed to taking the necessary steps to realize our vision and deliver sustainable, long-term value for our shareholders."

In reorganizing its executive team along functional lines, Ballard is creating a global sales and marketing team with a regional market focus. All product development which was formerly managed at the divisional level will be consolidated under the Chief Technology Officer. These changes are expected to result in stronger customer relationships, increased speed of development, and reduced costs.

Mr. Michael Murry, Vice President and General Manager, Power Generation Division will be leaving Ballard. Mr. Paul Lancaster, Vice President, Finance will also leave the company as Ballard consolidates financial responsibility under a single Chief Financial Officer. Dr. Andreas Truckenbrodt, Vice President and General Manager, Transportation Division will return to DaimlerChrysler to lead its fuel cell and alternative powertrain efforts. Mr. Murry, Mr. Lancaster, and Dr. Truckenbrodt are working with Ballard to ensure a smooth transfer of their responsibilities to other members of the executive team.

"Ballard's executive team, led by Dennis Campbell, supports our succession plan announced earlier this year, and places executives into a structure and in expanded roles which will better enable us to execute our plan, setting the stage for mass commercialization," said Firoz Rasul, Ballard's Chairman and Chief Executive Officer. "As we reshape our executive team, we would like to recognize the significant contributions that Andreas, Mike and Paul have made to Ballard, including the development of our plan."

The executive team has been reorganized, effective immediately, and will continue to report to Mr. Campbell:

o Mr. Lee Craft, formerly Vice President, Manufacturing, is appointed Vice President, Operations with responsibility for worldwide manufacturing operations, supply chain, and quality functions.

o Mr. Noordin Nanji, formerly Vice President, Strategic Development, is appointed Vice President, Corporate Strategy & Development with responsibility for corporate strategy, mergers and acquisitions, corporate relations, intellectual property and legal matters.

o Mr. Dave Smith, formerly Vice President, Controller, is appointed Chief Financial Officer with responsibility for internal and external finance, treasury and information technology.

o Mr. Fred Vasconcelos will continue as Vice President and Chief Technology Officer with responsibility for research and product development. Mr. Vasconcelos will assume direct responsibility for all new product development, including the design and development activities at Nabern, Germany and Dearborn, Michigan.

o Mr. Ross Witschonke, formerly Vice President and General Manager, Electric Drives & Power Conversion Division, is appointed Vice President, Sales & Marketing with responsibility for worldwide sales, marketing and customer support for all products and services.

In January 2003 Ballard will add a new member to the executive team - Mr. Peter Stickler, Vice President, Human Resources. Mr. Stickler comes to Ballard from Ford Motor Company, where his career spanned 27 years, most recently as Director, Human Resources, Business Operations for North America and before that, as Vice President Human Resources, Visteon Automotive Systems.

Ballard also announced its goals for 2003. They are:

1.   Achieve revenue and cash flow targets.

2. Supply fuel cell engines to DaimlerChrysler and Ford and fuel cells to Honda to support their initial customer fleet vehicle introductions.

3. Supply fuel cells to an additional automotive original equipment manufacturer to support its initial customer fleet vehicle introduction.

4. Deliver remaining heavy-duty fuel cell engines to DaimlerChrysler for the European Fuel Cell Bus Project.

5.   Complete a transaction for Ballard's fuel processing business.

6. Deliver, for field testing by Ebara Ballard, pre-commercial prototype combined heat and power 1 kW power plants.

7.   Introduce a commercial stationary fuel cell power generator.

8. Support an original equipment manufacturer's launch of a Nexa(TM) power module based product.

9. Develop the commercial internal combustion engine genset and power converter business by expanding the product line and distribution network.

10. Demonstrate a next generation membrane electrode assembly that will enable a 50% cost reduction in the Nexa(TM) power module for 2004 sales.

"Our goal is to become the company known for replacing the internal combustion engine," said Dennis Campbell, Ballard's President and Chief Operating Officer. "On our path to this goal, we must be accountable to our customers and stakeholders, encourage creativity and teamwork, and continue to do everything with urgency so that we can achieve our vision and deliver -- Power to Change the World(R). The 2003 goals we announced today support this vision."

"Our 2002 guidance for revenue of US $82 million and cash consumption of between US $122 million and US $142 million, plus an additional US $36 million related to integration activities, remains unchanged," said Dave Smith, Ballard's Chief Financial Officer. "Based on the plan we announced today, in 2003 Ballard expects its cash requirements from ongoing operations and capital expenditures, excluding restructuring costs and merger and acquisition activities, to be approximately US $80 million. We expect that our revenues, excluding investment income, in 2003 will increase to be between US $110 million and US $120 million. We will achieve these targets by building on our established customer relationships, expanding our power generation product lines, focusing on core programs, leveraging relationships with suppliers and streamlining operations."

A conference call will be held to discuss Ballard's plan on Monday, December 9, 2002 at 9:30 a.m. PST (12:30 p.m. EST). Access to the call may be obtained by calling the operator at 416.640.1907 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at
416.640.1917. The confirmation number to access the playback is 224325#. The audio web cast can be accessed on Ballard's web site at www.ballard.com and will be archived for replay.

This release contains forward-looking statements that are based on the beliefs of Ballard's management and reflect Ballard's current expectations as contemplated under the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Law of 1995. When used in this release, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, natural gas and hydrogen generator sets and is a Tier 1 automotive supplier of friction materials for power train components. Ballard's proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard(R) fuel cells. Ballard has supplied fuel cells to Honda, Nissan, Volkswagen, Yamaha, Cinergy and Coleman Powermate, among others.

BALLARD, THE BALLARD LOGO AND POWER TO CHANGE THE WORLD ARE REGISTERED TRADEMARKS OF BALLARD POWER SYSTEMS INC. NEXA IS A TRADEMARK OF BALLARD POWER SYSTEMS INC.


For investor                For media               For product                 Ballard Power
information,                information,            information,                Systems Inc.
please contact:             please contact:         please contact:             9000 Glenlyon Parkway
Michael Rosenberg           Debby Harris            Marketing Department        Burnaby, British Columbia
t) 604.412.3195             t) 604.412.4740         t) 604.453.3520             Canada V5J 5J9
f) 604.412.3100             f) 604.412.3100         f) 604.412.4702             t) 604.454.0900
investors@ballard.com       media@ballard.com       marketing@ballard.com       f) 604.412.4700